UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549





# FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-34633

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

10 South Broadway
Suite 900
St Louis, MO 63102-1761

## INDEPENDENT AUDITORS' REPORT

The Administration Committee
Emerson Electric Co.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan as of September 30, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

St. Louis, Missouri
January 20, 2004

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| **Assets** | | |
| Assets in Trust: | | |
| Cash, pending investment | $ 17,645 | - |
| Emerson Electric Co. common stock | 35,502,990 | - |
| Mutual funds | 8,916,926 | - |
| Separately managed accounts | 1,118,893 | - |
| Participant loans | 3,695,934 | - |
| Interest in Master Trust | 79,342,611 | 114,126,490 |
| Total investments | 128,594,999 | 114,126,490 |
| Receivables: | | |
| Employer contributions, net of forfeitures of $7,931 and $13,254 in 2003 and 2002, respectively | (7,931) | 28,568 |
| Participant contributions | - | 253,516 |
| Total receivables | (7,931) | 282,084 |
| Total assets | 128,587,068 | 114,408,574 |
| **Liabilities** | | |
| Other payables | - | 24,718 |
| Net assets available for benefits | $ 128,587,068 | 114,383,856 |

See accompanying notes to financial statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

| | Years Ended September 30, | |
|---|---|---|
| | 2003 | 2002 |
| Master Trust investment appreciation (depreciation) | $ 14,209,891 | (3,748,740) |
| Emerson Electric Co. common stock realized gains | 104,271 | - |
| Other investment realized gains | 129,018 | - |
| Unrealized appreciation | 1,783,043 | - |
| Dividends | 530,851 | - |
| Investment management fees | (58,378) | (71,381) |
| Transfers (to) from other plans | (1,814,221) | 4,752,766 |
| Participant contributions | 11,416,759 | 13,246,945 |
| Rollover contributions | 217,503 | 104,226 |
| Employer contributions, net of foreitures of $177,380 and $55,373 in 2003 and 2002, respectively | 1,844,464 | 2,086,342 |
| Benefits paid to participants | (14,159,989) | (15,091,902) |
| Net increase | 14,203,212 | 1,278,256 |
| Net assets available for benefits: | | |
| Beginning of year | 114,383,856 | 113,105,600 |
| End of year | $ 128,587,068 | 114,383,856 |

See accompanying notes to financial statements.

## (1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

### General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. An eligible employee may elect to participate on the first day of full employment with the Company. At September 30, 2003, there were 7,379 employees participating in the Plan.

### Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Prior to May 13, 2002, eligible participants could elect to have up to 20% of compensation contributed to the Plan. Contributions may be made on either a pretax or an after-tax basis, as the participant may elect. Contributions are subject to certain limitations.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Matching contributions by the Company are invested solely in the Emerson Common Stock Fund. Matching contributions are reduced by unvested benefits forfeited by terminated employees.

### Participant Accounts

The Plan maintains a separate account for each participant to record such participant's interest in each of the Plan's investment funds attributable to participant and matching contributions made by the Company and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

### Vesting

Participant contributions and the earnings thereon are always 100% vested. Until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. All accounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's investment funds.

In conjunction with the conversion of the Plan's administration from Hewitt Associates and the Northern Trust Company to Putnam Fiduciary Trust Company (Putnam), the Plan began offering the following twenty funds effective June 1, 2003. The Emerson Common Stock Fund invests in the Company's common stock. The Stable Value Fund consists mainly of investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. The Bond Index Fund and PIMCO Total Return Fund invest in a diversified portfolio of fixed income securities. The S&P 500 Index Fund, U.S. Large Cap Stock Fund, Fidelity Magellan Fund, Dodge & Cox Stock Fund, Putnam Equity Income Fund, Fidelity Blue Chip Growth Fund, Putnam Voyager Fund, U.S. Small Cap Stock Fund, Fidelity Low-Priced Stock Fund, Putnam Vista Fund and International Stock Fund invest primarily in common stocks. On September 30, 2003, the International Stock Fund was invested in both the Capital Guardian Non-U.S. Equity Fund and the Putnam International Trust Fund. On November 6, 2003, the portion of the fund invested in the Putnam International Trust Fund was liquidated and invested in the Capital Guardian Non-U.S. Equity Fund. The Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and the Fidelity Freedom 2040 Fund invest primarily in stock, bond and money market mutual funds.

Prior to June 1, 2003, the Plan had the following ten investment funds. The Emerson Common Stock Fund invested in the Company's common stock. On February 13, 2003, the Emerson Common Stock Fund was converted to an Employee Stock Ownership Plan. The Mid Cap Equities Fund was invested in the Putnam Vista Fund A. The Large Cap Equities Fund was invested in the Janus Large Cap Growth Discipline. The Equity Index Fund was invested in the Northern Trust Collective Daily Stock Index Fund. The Balanced Fund was invested in the MSI Funds Multi-Asset-Class Portfolio and consisted of both stocks and bonds. The Long-Term Bond Fund was invested in the Northern Trust Collective Aggregate Bond Index Fund. The Short-Term Bond Fund was invested in the Northern Trust Benchmark Short-Intermediate Bond Portfolio. The Fixed Income Fund consisted of group annuity contracts issued by insurance companies. The Small Cap Equities Fund was invested in the Capital Guardian U.S. Small Capitalization Fund. The International Equities Fund was invested in the Capital Guardian Non-U.S. Equity Fund.

All funds may invest in cash equivalents as temporary investments and to maintain liquidity. Participants may change their investment options at any time. Participants may (subject to certain restrictions on the Company's executive officers) transfer, in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts. Transfers may be made up to six times per quarter. Company matching contributions invested in the Emerson Common Stock Fund may not be transferred until the participant is fully vested.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the prime rate published in the Wall Street Journal. Prior to June 1, 2003, participants could borrow from the Plan at a rate of 1% over the Northern Trust Company prime rate. Interest rates on loans outstanding at September 30, 2003, vary between 5% and 15%, depending on date of issue. The loans are secured by the balance in the participant's account. The term of the loans is generally between one and four years. Participants can borrow the lesser of 50% of the vested account balance or $50,000, reduced by the highest outstanding balance in the prior 12 months.

Withdrawals

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $100, deferred until as late as age 70 ½, at which time required minimum distributions will begin.

Prior to June 1, 2003, a participant who was actively employed by the Company could withdraw, without penalty under the Plan, unmatched after-tax contributions, matched after-tax contributions which had been in the Plan at least two years, vested matching contributions that had been in the Plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If the participant was at least age 59 ½, all pretax contributions and matching contributions that had been in the Plan less than two years could be withdrawn.

A participant who was actively employed could withdraw, subject to penalty as defined under the Plan, after-tax contributions which were matched and that had been in the Plan less than two years. A participant who made a withdrawal subject to penalty could not contribute to the Plan or receive matching contributions made on his behalf for a period of six months after the effective date of such a withdrawal. Participants could resume contributions after the expiration of the six-month period.

Effective June 1, 2003, a participant who is actively employed by the Company may withdraw all or a portion of his after-tax contributions, vested matching contributions that have been in the Plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Code. If a participant is a least age 59 1/2, all contributions in the Plan can be withdrawn.

A participant who is actively employed may request, subject to approval, a withdrawal of all or a portion of his pre-tax contributions upon demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded upon distribution. Purchases and sales of securities are recorded on a trade-date basis.

Operating Expenses

The Company has the option of paying all expenses or charging them to the Plan. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for the purchase and sale of the Company's common stock in the Emerson Common Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

## (3) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not covered by the tax determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

## (4) TRANSFERS TO OR FROM OTHER PLANS

In 2003 and 2002, certain participants transferred to or from other Company or third-party benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another, or when a Company division or subsidiary is divested.

## (5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 128,587,068 | 114,383,856 |
| Amounts allocated to withdrawing participants | (122,953) | (81,651) |
| Net assets available for benefits per Form 5500 | $ 128,464,115 | 114,302,205 |

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

| | Years Ended September 30, 2003 | Years Ended September 30, 2002 |
|---|---|---|
| Benefits paid to participants per the financial statements | $ 14,159,989 | 15,091,902 |
| Add amounts allocated to withdrawing participants at end of year | 122,953 | 81,651 |
| Less amounts allocated to withdrawing participants at beginning of year | (81,651) | (50,975) |
| Benefits paid to participants per the Form 5500 | $ 14,201,291 | 15,122,578 |

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not paid as of that date.

## (6) MASTER TRUST

Certain Plan investments are held in the Emerson Electric Co. Master Trust (Master Trust), which holds commingled investments of the Plan and certain other Company-sponsored defined contribution plans. As of June 1, 2003, the Master Trust holds the Plan's investments in the following funds: Stable Value Fund, S&P 500 Index Fund, Bond Index Fund and U.S. Large Cap Stock Fund. The Plan's other investments are held in the Retirement Savings Plan Trust. Prior to June 1, 2003, all of the Plan's investments were in the Master Trust. Each participating plan's interest in the funds of the Master Trust is based upon participant account balances. At September 30, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 13%. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances invested in the Master Trust.

The Plan's investments in the Master Trust are stated at fair value except for the contracts with insurance companies, which are stated at contract value because they are fully benefit responsive. Contract value, which approximates fair value, represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The weighted average yield for contracts with insurance companies was approximately 6.1% and 6.8% in 2003 and 2002, respectively. The weighted average interest rate for contracts with insurance companies was 5.8% and 6.5% at September 30, 2003 and 2002, respectively. The fair value of the common stock and mutual funds is based on quoted market prices. The cost of investments held under the Plan is determined using the average cost method of accounting. Participant loans are valued at cost, which approximates fair value.

The following table presents the fair values of investments for the Master Trust:

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| Investments at fair value: | | |
| Interest-bearing cash | $ 15,179,232 | 51,437,525 |
| Common stocks, including Emerson Electric Co. common stock of $250,520,615 in 2002 | - | 265,380,621 |
| Mutual funds | - | 90,939,325 |
| Contracts with insurance companies | 248,219,002 | 247,957,237 |
| Common/commingled trust funds | 344,631,386 | 182,957,930 |
| Participant loans | - | 17,349,911 |
| | $ 608,029,620 | 856,022,549 |
| Plan's share of investments in the Master Trust | $ 79,342,611 | 114,126,490 |

Investment income of the Master Trust is as follows:

| | Years Ended September 30, 2003 | Years Ended September 30, 2002 |
|---|---|---|
| Investment income: | | |
| Net appreciation (depreciation) of investments: | | |
| Common stocks | $ 41,055,502 | (21,685,868) |
| Mutual funds | 10,864,355 | (16,011,030) |
| Common/commingled trust funds | 42,323,868 | (41,123,972) |
| | 94,243,725 | (78,820,870) |
| Interest | 18,103,774 | 19,677,565 |
| Dividends | 8,545,616 | 9,735,760 |
| | $ 120,893,115 | (49,407,545) |
| Plan's share of investment income of the Master Trust | $ 14,209,891 | (3,748,740) |

(7) INVESTMENTS

As of September 30, 2003 and 2002, the following non-Master Trust investment was in excess of 5% of net assets available for Plan benefits:

| | 2003 | 2002 |
|---|---|---|
| Investments: | | |
| Emerson Common Stock Fund | $ 35,502,990 | - |

## (8) NON PARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and changes in net assets relating to the non participant-directed investments is as follows:

| | September 30, 2003 | September 30, 2002 |
|---|---|---|
| Net assets: | | |
| Emerson Electric Co. common stock | $ 35,495,059 | 30,743,158 |

| | Years Ended September 30, 2003 | Years Ended September 30, 2002 |
|---|---|---|
| Changes in net assets: | | |
| Master Trust investment appreciation (depreciation) | $ 5,190,005 | (944,307) |
| Emerson Electric Co. common stock realized gain | 104,271 | - |
| Unrealized appreciation | 1,231,499 | - |
| Dividend | 524,834 | - |
| Transfers to other funds | (3,175,676) | (2,316,268) |
| Loan repayments | 517,831 | 513,293 |
| Transfers (to) from other plans | (639,110) | 8,350 |
| Participant contributions | 2,401,847 | 3,050,265 |
| Rollover contributions | 6,306 | 18,641 |
| Employer contributions, net of forfeitures of $68,609 and $47,144 in 2003 and 2002, respectively | 1,936,308 | 2,049,055 |
| Benefits paid to participants | (3,346,214) | (4,359,291) |
| | $ 4,751,901 | (1,980,262) |

## (9) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(10) PUTNAM

Regulators have filed civil charges against Putnam for failing to stop several Putnam employees from market-timing in their own 401(k) accounts. Additionally, participants of several 401 (k) plans that Putnam administers were allowed to engage in market-timing in violation of Putnam's anti-timing rules. Market-timing of trades, while not necessarily illegal, is generally contrary to the mutual fund rules that include anti-timing policies because this practice harms long-term investors.

The Plan offers the following Putnam actively managed stock funds as investment options: the Putnam Vista Fund, U.S. Small Cap Stock Fund, Putnam Equity Income Fund and the Putnam Voyager Fund. Putnam also manages the Plan's Stable Value Fund, but there are no stock-based investments in this fund. The regulators and Putnam are continuing to investigate the matter, but at this point the Company has not been advised that any of the Putnam funds in the Plan were involved in the market-timing activity.

Putnam recently agreed to a settlement with the Securities and Exchange Commission (SEC) over charges of improper trading, including payment of a civil penalty, the amount yet to be determined by the SEC. There has been no settlement with the Massachusetts regulators, who are continuing their investigation.

Although it is not possible to determine the ultimate outcome, the Plan Sponsor does not believe the resolution of these matters will have an impact on the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

by: ______________________
Richard J. Schlueter, on behalf of the
Administration Committee

Date: February 2, 2004

EXHIBIT I

# INDEPENDENT AUDITORS' CONSENT

The Administration Committee
Emerson Electric Co.
Retirement Savings Plan:

We consent to incorporation by reference in the Registration Statement No. 33-34633 on Form S-8 of Emerson Electric Co. of our report dated January 20, 2004, relating to the statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan as of September 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the September 30, 2003 annual report on Form 11-K of the Emerson Electric Co. Retirement Savings Plan.

KPMG LLP

St. Louis, Missouri
February 2, 2004

| (a) | (b) Identity of issue, borrower, lessor, or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date | (d) Cost * | (e) Current value |
|---|---|---|---|---|
| ** | Emerson Common Stock Fund | Employer securities - common shares | $34,064,998 | $35,502,990 |
| | Emerson Electric Co. Master Trust | Interest in a master trust | | 79,342,611 |
| *** | Small Cap Stock Fund | Separately managed fund | | 779,302 |
| | International Stock Fund | Separately managed fund | | 339,591 |
| | Loan Fund | Participant loans - interest rates 5% to 14.60% | | 3,695,934 |
| *** | Pending Account | Noninterest-bearing cash | | 17,645 |
| | Dodge & Cox Fund | Mutual fund | | 290,312 |
| | Fidelity Blue Chip Fund | Mutual fund | | 74,011 |
| | Fidelity Freedom Fund 2010 | Mutual fund | | 782,940 |
| | Fidelity Freedom Fund 2020 | Mutual fund | | 992,327 |
| | Fidelity Freedom Fund 2030 | Mutual fund | | 174,925 |
| | Fidelity Freedom Fund 2040 | Mutual fund | | 50,081 |
| | Fidelity Freedom Income Fund | Mutual fund | | 121,917 |
| | Fidelity Low Priced Stock Fund | Mutual fund | | 446,565 |
| | Fidelity Magellan Fund | Mutual fund | | 72,571 |
| | Pimco Total Return Fund | Mutual fund | | 367,064 |
| *** | Putnam Equity Income Fund | Mutual fund | | 108,293 |
| *** | Putnam Vista Fund | Mutual fund | | 5,372,189 |
| *** | Putnam Voyager Fund | Mutual fund | | 63,731 |
| | Total Investments | | | $128,594,999 |

* Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, for all participant-directed assets.

** Emerson Electric Co. qualifies as a party in interest.

*** Plan investments are shares of mutual funds and other investments managed by parties related to the Plan's trustee, Putnam Fiduciary Trust Company, which qualifies as a party in interest.

See accompanying independent auditors' report.